EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

In thousands except ratios	2011	2010	2009	2008	2007
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(106,807)	$(61,991)	$(30,421)	$127,359	$156,563
Fixed charges	70,937	57,686	54,182	35,012	32,515
Amortization of capitalized interest	2,314	2,314	2,314	1,201	1,100
Less: Interest capitalized	(18,694)	—	(14,394)	(26,462)	(12,855)

Adjusted earnings (loss)	$(52,250)	$(1,991)	$11,681	$137,110	$177,323

Fixed charges
Interest expense	$43,975	$45,434	$28,418	$1,254	$12,719
Interest capitalized	18,694	—	14,394	26,462	12,855
Net amortization of debt discount, premium and issuance expense	3,608	6,806	4,868	1,251	1,355
Interest portion of rent expense	4,660	5,446	6,502	6,045	5,586

Total fixed charges	$70,937	$57,686	$54,182	$35,012	$32,515

Ratio of earnings to fixed charges	—	—	.22	3.92	5.45

Deficiency of earnings to cover fixed charges	$123,187	$59,677	$42,501	$—	$—